FILE NO. 70-8875

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 6
                               (AMENDMENT NO. 8)
                                       TO
                                    FORM U-1
     APPLICATION/DECLARATION WITH RESPECT TO (1) PROPOSED REVOLVING CREDIT FACILITY FOR NORTHEAST UTILITIES ("NU"), THE CONNECTICUT LIGHT AND POWER
   COMPANY ("CL&P") AND WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO") AND
    (2) INCREASES AND EXTENSIONS OF SHORT-TERM BORROWING LIMITS OF NU, CL&P,
                WMECO, PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE,
                 HOLYOKE WATER POWER COMPANY AND NORTH ATLANTIC
                               ENERGY CORPORATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
         Northeast Utilities                         The Connecticut Light
Western Massachusetts Electric Company                 and Power Company
        174 Brush Hill Avenue                          107 Selden Street
    West Springfield, MA 01090-0010                    Berlin, CT 06037

     Holyoke Water Power Company         Public Service Company of New Hampshire
            Canal Street                    North Atlantic Energy Corporation
         Holyoke, MA 01040                            1000 Elm Street
                                                    Manchester, NH 03015

          (Name of companies filing this statement and addresses of
                       principal executive offices)

                              NORTHEAST UTILITIES
                    (Name of top registered holding company)

                              Robert P. Wax, Esq.
                 Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                               107 Selden Street
                                Berlin, CT 06037
                    (Name and address of agent for service)

       The Commission is requested to mail signed copies of all orders, notices and communications to

 Jeffrey C. Miller, Esq.        David R. McHale       Richard C. MacKenzie, Esq.
   Assistant General         Assistant Treasurer -      Day, Berry & Howard
       Counsel                     Finance                  CityPlace I
  Northeast Utilities         Northeast Utilities      Hartford, CT 06103-3499
    Service Company             Service Company
   107 Selden Street           107 Selden Street
   Berlin, CT 06037            Berlin, CT 06037

   The following exhibits are filed herewith:

              B.4(a)     First Amendment and Waiver - Execution Copy

              B.8   Collateral Agency Agreement - Execution Copy

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:     May 30, 1997
                              NORTHEAST UTILITIES
                              THE CONNECTICUT LIGHT AND POWER COMPANY
                              WESTERN MASSACHUSETTS ELECTRIC COMPANY
                              PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                              HOLYOKE WATER POWER COMPANY
                              NORTH ATLANTIC ENERGY CORPORATION

                              By: Day, Berry & Howard
                                  CityPlace I
                                  Hartford, Connecticut 06103-3499


                              By:       /s/ Richard C. MacKenzie
                                  A Partner